SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                                  DIACRIN, INC.
                 --------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                 --------------------------------------------------------------

                         (Title of Class of Securities)

                                   00025243N1
                 --------------------------------------------------------------

                                 (CUSIP NUMBER)

                           RHO MANAGEMENT PARTNERS, LP
                                c/o Cedar Fields
                                Cedar Ridge Road
                          Bedminster, New Jersey 07921
                                   908-234-9202

                 --------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Stephen Rosenberg, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                 --------------------------------------------------------------
                                February 26, 1998
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                               Page 1 of 8 Pages

-----------------------                        -------------------------------
CUSIP No. N/A                                            13D
-----------------------                        -------------------------------
-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Rho Management Partners, LP
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                       (b) |_|


-------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                  |_|


-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                New Jersey

--------------------------------------------------------------------------------
              NUMBER OF    7      SOLE VOTING POWER
               SHARES
            BENEFICIALLY          1,612,887 shares of Common Stock (See Item 5)
              OWNED BY
                EACH
              REPORTING
             PERSON WITH
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

                                                     0
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

                             1,612,887  shares  of  CommonStock (See Item 5.)
-------------------------------------------------------------------------------
     10      SHARED DISPOSITIVE POWER

                                                0
-------------------------------------------------------------------------------

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,612,887 shares of Common Stock (See Item 5.)
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                     |_|


--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                11.28% of Common Stock  (See Item 5)
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA/PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 2 of 8 Pages

----------------------                        ----------------------------------
CUSIP No. N/A                                            13D
----------------------                         ---------------------------------
-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Joshua Ruch
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                         (b) |_|


-------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                        |_|


-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Republic of South Africa

-------------------------------------------------------------------------------
              NUMBER OF      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY           1,667,387 shares of Common Stock (See Item 5)
              OWNED BY
                EACH
              REPORTING
             PERSON WITH
--------------------------------------------------------------------------------
     8       SHARED VOTING POWER

-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

                 1,667,387  shares  of  Common Stock (See Item 5.)
-------------------------------------------------------------------------------
    10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,667,387 shares of Common Stock (See Item 5.)
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            |_|


-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                11.66% of Common Stock  (See Item 5)
------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 3 of 8 Pages

                                                   SCHEDULE 13D


                  This Amendment number 1 to Schedule 13D is being filed on behalf of Rho Management Partners, LP, ("Rho"), as an investment advisor, regarding shares of Diacrin, Inc. acquired on behalf of certain of its investment advisory clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $0.01 par value

                  Issuer:       Diacrin, Inc. (the "Issuer")
                                Building 96
                                13th Street
                                Charleston Navy Yard
                                Charleston, Massachusetts  02129


Item 2.           Identity and Background

                  Rho provides investment management services to private individuals and institutions. Rho is located at c/o Cedar Fields, Cedar Ridge Road, Bedminster, New Jersey 07921. Rho has not been convicted in a criminal proceeding during the last five (5) years. Rho is not, and during the past five
(5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Joshua Ruch ("Ruch") is a controlling person of Rho. His business address is 767 Fifth Avenue, New York, New York 10153. Ruch's principal occupation is investment management and he is a citizen of the Republic of South Africa. During the past five (5) years, Ruch has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.



                                               Page 4 of 8 Pages

Item 3.           Source and Amount of Funds

                  Rho acquired $3,499,996.50 of the common stock of the Issuer through the working capital of Rho.

Item 4.           Purpose of the Transaction

                  Rho has acquired shares of Common Stock reported in Item 5(c) hereof over the last sixty (60) days, and prior thereto, for portfolio investment purposes only, and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Rho reserves the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. A representative of Rho may, in the future, be elected to the board of directors of the Issuer. The Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Rho does not have plans or proposals which would result in any of the following:

                  1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

                  5) any material change in the present capitalization or dividend policy of the Issuer;

                  6) any other material change in the Issuer's business o corporate structure;

                  7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;


                                               Page 5 of 8 Pages

                  9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
                         Section 12(g)(4) of the Act; or

                  10) any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

                  (a) - (b) As a holder of sole voting and investment authority over the Shares owned by its advisory clients, Rho may be deemed, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, to be the beneficial owner of all of the 1,612,887 Shares owned by its advisory clients and covered by this Statement, representing approximately 11.28% of the Issuer's 14,296,158 Shares outstanding as of February 28, 1998 (based upon information obtained from officials of the Company as of such date), and after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons. Rho disclaims any economic interest in the Shares covered by this Statement. Through limited partnership interests, Rho may also be deemed to have an indirect interest in approximately 646,000 shares of the Issuer owned by the limited partnerships.

                            As controlling person of Rho, Ruch may be deemed the
beneficial owner of the Shares beneficially owned by Rho. In addition, Ruch exercises investment and voting authority over 54,500 Shares directly or indirectly for his own account and the account of family members other than through funds managed by Rho. As a percentage of the 14,296,158 Shares outstanding as of February 28, 1998 (based upon information obtained from officials of the Company as of such date), Ruch may be considered beneficially to own through these family members less than 1.00% of the Company's Shares.

                  (c) The following presents a list of purchases (including acquisitions by way of distributions) and sales of all Shares by the reporting persons within the last 60 days, including the price per Share and the means by which such purchase or sale was effected.

Date       # Shares       Price/Share      Purchase (P)    Sale (S)    Account

2/26/98     378,378       $9.25             P                              Rho


                  (d) The reporting persons have the right to participate in the receipt of dividends from, or proceeds from the sale of securities.

                  (e)                  Not Applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer
                                               Page 6 of 8 Pages

                  Not Applicable.


Item 7.           Material to be Filed as Exhibits

                  Not Applicable

                                               Page 7 of 8 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 6, 1998


                                                RHO MANAGEMENT PARTNERS, LP
                                                By:     ATLAS CAPITAL CORP.,
                                                        its General Partner


                                       By:  /s/ Joshua Ruch
                                                 Joshua Ruch, President

                                               Page 8 of 8 Pages


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